ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

OF VIZSLA SILVER CORP. (the "Company")

DECEMBER 8, 2022

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the annual general and special meeting of the shareholders of the Company held on December 8, 2022 (the "Meeting"), we hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date of October 31, 2022	154,875,802
Total Shares represented at the Meeting in person or by proxy	62,629,223
Percentage of total Shares represented at the Meeting	40.44%

1. Number of Directors

Based on the proxies received and a show of hands by Shareholders present at the meeting, the resolution to set the number of directors to six was approved.  These were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
52,216,251	94.84%	2,842,013	5.16%

2. Election of Directors

Based on the proxies received and a show of hands by Shareholders present at the meeting, the following individuals were elected as directors of the Company to serve until the next annual shareholders' meeting or until his or her successor is duly elected or appointed, with the following results:

NAME OF NOMINEE	VOTES
	# FOR	% FOR	# WITHHELD	% WITHHELD
Craig Parry	48,626,729	88.32%	6,431,534	11.68%
Michael Konnert	54,975,187	99.85%	83,076	0.15%
Simon Cmrlec	54,870,574	99.66%	187,689	0.34%
Charles Funk	50,527,199	91.77%	4,531,064	8.23%
Harry Pokrandt	48,390,371	87.89%	6,667,892	12.11%
David Cobbold	54,863,962	99.65%	194,301	0.35%

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3. Appointment of Auditors

Based on the proxies received and a show of hands by Shareholders present at the meeting, MNP LLP was appointed as the Company's auditor for the ensuing year and the directors were authorized to determine remuneration to be paid to the auditor and the following were the results:

VOTES
# FOR	% FOR	# WITHHELD	% WITHHELD
62,525,810	99.83%	103,413	0.17%

4. Omnibus Equity Incentive Compensation Plan

Based on the proxies received and a show of hands by Shareholders present at the meeting, the Omnibus Equity Incentive Compensation Plan was authorized, approved and confirmed.  The following were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
40,474,924	73.51%	14,583,340	26.49%

5. Advanced Notice Policy

Based on the proxies received and a show of hands by Shareholders present at the meeting, the Advanced Notice Policy was ratified and approved.  The following were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
41,070,419	74.59%	13,987,845	25.41%

All of the above matters are described in greater detail in the Information Circular provided to the Company's shareholders prior to the Meeting and is available on the Company's profile on SEDAR and EDGAR.

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